Mail Stop 3628

June 1, 2009

Via U.S. Mail

Mr. Mark R. Mitchell
Ramius Value and Opportunity
       Master Fund Ltd.
c/o RCG Starboard Advisors, LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

> Re: **CPI Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 22, 2009 by Ramius Value and Opportunity Master**
> **Fund Ltd. et al.**
> **File No. 001-10204**

Dear Mr. Mitchell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On page 3 of the proxy statement, you refer to a shareholder's ability to vote for your "four nominees" only on your gold proxy card. It appears, however, that you are only nominating two candidates for election to the CPI board of directors.

We know that shareholders may use your gold card to vote for some of the Company's nominees, but they are not your nominees. Please revise.

2.   See our last comment above. Revise the statement that you are "soliciting proxies" to elect certain of the Company's nominees. Rather, you are "rounding out" your slate of two candidates by permitting shareholders to vote for some Company nominees on your card. You may solicit proxies to vote in favor of only those nominees who are bona fide nominees, i.e., only those who have consented to being named in your proxy statement. See Rule 14a-6(d).

Reasons for the Solicitation, page 4

3.   You state here and elsewhere in your proxy statement that your interests are aligned with those of all stockholders. An assertion as to another party's intentions made in your proxy statement and/or your additional soliciting material must be characterized as a perception or belief. Please revise.

Background to the Solicitation, page 7

4.   Explain in further detail what specific action(s) your nominees will advocate if elected to the board of directors. For example, will they seek to investigate a sale of CPI? A change in its business strategy or future operations? Please be as specific as possible.

5.   In the proxy statement, provide additional explanatory details concerning why the Ramius and Knightsbridge parties ceased to be a group for purposes of Regulation 13D in February 2009. The background to this split is relevant, given your criticism of the Knightsbridge Group.

6.   See our last comment above. Throughout the proxy statement, you question why the Knightsbridge Group, which holds less than 5% of the Company's shares, has two representatives on the Company's board while you have only one whom CPI is not nominating for reelection. In order to present a balanced picture of the genesis behind Knightsbridge's board representation, indicate (if true) that it obtained such representatives because of its past association with the Ramius Group. This fact should be disclosed near the beginning of the proxy statement so that shareholders receive an accurate picture of the background between you and Knightsbridge, whom you criticize numerous times in your soliciting materials.

7.   Refer to the last comment above. You cite the disproportionate representation of the Knightsbridge Group and your perceived lack of proportionate representation on the board of the Company as reasons for this contested solicitation. To provide appropriate background, include disclosure of the fact that members of

the Ramius Group apparently granted the Company a proxy to vote 7.3% of the shares, in exchange for permission from the Company to acquire over 20% of the Company's common stock without triggering the Company's shareholder rights plan.

8. See the last comment above. When listing the percentage of shares held by the Ramius Group for which you believe you are entitled to proportionate representation on the Board, please clarify that you have irrevocably and voluntarily contracted away to the Company the right to vote a portion of such shares pursuant to the Company's shareholder rights plan. While you note that you have done so with respect to "certain Shares" on page 15, it is not clear how this disclosure modifies earlier statements about your share ownership and proportionate board representation. Explain why you believe the shares for which you have contracted away voting authority to CPI should be aggregated with those shares that you own outright and for which you also enjoy voting rights in determining board representation.

9. See the last two comments above. Please reflect in your amended beneficial ownership reports with respect to CPI. Consider the need to file any written agreements, such as the proxy itself, as exhibits.

10. If your nominees are elected to the board, they would constitute two out of six board members. Therefore, you would have 33.3% representation on the board, but you own less than 33% of the outstanding shares. Since you repeatedly cite the "overrepresentation" of the Knightsbridge Group as an example of poor corporate governance and a reason for your contested solicitation, please address in your soliciting materials.

Proposal No. 1 - Election of Directors, page 9

11. Revise to include Mr. Izganics employment history since January 2009. If Mr. Izganics is not currently employed, please clarify.

Other Proposals, page 11

12. Consistent with the disclosure on the form of proxy, indicate here that you are not making any recommendation with respect to the ratification of KPMG LP as the Company's accountants.

Incorporation by Reference, page 17

13. You refer security holders to information that you are required to provide that will be contained in CPI's proxy statement for the annual meeting. We presume that

you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the Company's proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

Form of Proxy

14. We understand that your directors are elected by a majority of those shares represented in person or by proxy and voting at the meeting. Please advise whether state law therefore gives effect to votes cast against a nominee, and, if so, revise your proxy to provide a means for shareholders to vote against each nominee. See Instruction 2 to Rule 14a-4(b).

* * * * *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact David L. Orlic at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3263.

Sincerely,

Christina E. Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 451-2222
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP